EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

April 8,2011	VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:	Notice of the Meeting and Record Date
2011Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Avino Silver & Gold Mines Ltd.
ISIN	CA0539061030
CUSIP	053906103
Meeting Date	June 23, 2011
Record Date for Notice	May 19, 2011
Record Date for Voting	May 19, 2011
Beneficial Ownership Determination Date	May 19, 2011
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

AVINO SILVER & GOLD MINES LTD.

 “Dorothy Chin”

____________________________________
Dorothy Chin
Corporate Secretary